September 20, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention:  Mr. John Ganley and Ms. Lauren Hamilton

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owl Rock Capital Corporation — Registration Statement on Form N-2 (File No. 333-233186)

Dear Mr. Ganley and Ms. Hamilton:

On behalf of Owl Rock Capital Corporation (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on September 9, 2019 regarding the Company’s registration statement on Form N-2 (File No. 333-233186) (the “Registration Statement”), and the draft prospectus contained therein (the “Prospectus”) as filed the SEC on August 9, 2019.  Each of the Staff’s comment is set forth below and is followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below response are set forth in Amendment No. 1 to the Registration Statement filed with the SEC concurrently herewith.

Legal Comments

1.              Comment: Please confirm that the Company will not use the term “senior” to refer to its notes or its debt unless there is junior or subordinated debt outstanding.

Response: The Company hereby confirms to the staff that it will not use the term “senior” to refer to its notes or its debt unless there is junior or subordinated debt outstanding

2.              Comment: On page 2 of the Prospectus, under the heading “Investment Portfolio” the Company notes that amount of its portfolio that is comprised of first lien senior secured debt investments.  Please further note the portion of this amount that is comprised of unitranche or “last out” first-lien investments.

Response: The Company has added this additional information as requested by the Staff.

3.              Comment: On page 10 and throughout the Prospectus, please clarify whether the terms “last out” first-lien loans and unitranche loans are the same and the terms may be used interchangeably.

Response: On page 10 of the Prospectus and throughout the document, the Company has clarified that “last out” first-lien loans are a subset of unitranche loans.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland.  For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

4.              Comment: On page 15 of the Prospectus, please clarify who the lenders under SPV Facility IV.  The reference to “the lenders from time to time parties thereto” is not clear.

Response: The Company has clarified the disclosure as requested by the Staff.

5.              Comment: On page 23 of the Prospectus, please clarify that both portions of the Incentive Fee are being waived.

Response: The Company has clarified the disclosure as requested by the Staff.

6.              Comment: On page 27 of the Prospectus, in footnote 6 to the Fees and Expenses table, please clarify that both portions of the Incentive Fee are being waived.

Response: The Company has clarified the disclosure as requested by the Staff.

7.              Comment: Please confirm to the Staff whether the Adviser has the right to recoup waived expenses.

Response: The Company hereby confirms to the Staff that the Adviser does not have the ability to recoup waived expenses.

8.              Comment: On page 53, in the risk factor relating to first-lien debt, please break out the risks that are specific to unitranche/”last-out” first-lien loans.

Response:  The Company has revised the disclosure as requested by the Staff.

9.              Comment: The first full risk factor on page 62 discusses total return swap.  Please advise the staff if the Company intends to enter into total return swaps.

Response: The Company respectfully advises the Staff that it is not currently contemplating a total return swap. At such time as the Company does propose to enter into a total return swap, the Company will discuss its approach with the Staff.

10.       Comment: The second risk factor on page 66 notes that a shareholder’s interest will be diluted if the Company issues additional shares. In the form of prospectus supplement to be used in connection with a rights offering, please include an example of dilution if there is a rights offering below NAV.

Response: The Company has included the example requested by the Staff in the form of preliminary prospectus supplement for rights offerings filed as Exhibit 99.6 to the Registration Statement.

11.       Comment: On pages 86, 87 and 88 of the Prospectus, please note the portion of first lien senior secured debt investments that are comprised of unitranche or “last out” first-lien investments.

Response: The Company has added the disclosure as requested by the Staff.

12.       Comment: On page 108 of the Prospectus, the Company notes that if shares are trading below net asset value, the Company will issue shares at market price to satisfy the dividend reinvestment plan.  Please indicate how the Company can issue shares below net asset value.

Response: Section 23(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), which is made applicable to Business Development Companies pursuant to Section 63 of the 1940 Act, prohibits the “sale” of common stock below net asset value (“NAV”), subject to certain conditions. The Company’s dividend reinvestment plan (“DRIP”) provides that if newly issued shares are used to implement the DRIP, the number of shares to be issued to a shareholder will be determined by dividing the total dollar amount of the cash dividend or distribution payable to a shareholder by the market price per share of the Company’s common stock at the close of regular trading on the New York Stock Exchange on the payment date of a distribution, or if no sale is reported for such day, the average of the reported bid and ask prices.

The Company does not believe that the issuance of common stock to existing stockholders pursuant to the DRIP, even if below NAV, conflicts with the restrictions imposed by Section 23(b) of the 1940 Act because the issuance does not represent a “sale” as it is not a “sale for value” as defined in Section 2(a)(3) of the Securities Act of 1933, as amended.(1) In addition, the Company believes that even if any such issuance were deemed a “sale,” it would fall within the scope of the exemption set forth in Section 23(b)(1) of the 1940 Act because it would occur “in connection with an offering to the holders of one or more classes of its capital stock.”(2)

13.       Comment: On page 115 of the Prospectus, under the discussion of CLO I, the Company notes that the Adviser serves as collateral manager, but has waived its right to receive fees for serving as such.  Is the fee table grossed up for this fee waiver?

Response: The Company hereby confirms to the Staff that the fee table is not grossed up for the fee waiver. The Company has added a footnote to the fee table to clarify this point.

14.       Comment: On page 131 of the Prospectus, the Company states “We anticipate that many of our investments will have financial covenants that we believe will provide an early warning of potential problems facing our borrowers, allowing lenders, including us, to identify and carefully manage risk.” Please consider whether this disclosure should be revised given other statements in the Prospectus that the Company may enter into “covenant-lite” loans.

(1)  See SEC Release No. 33-929 (July 29, 1936) (indicating that securities issued in connection with a dividend reinvestment plan would not need to be registered if there is no “sale for value” under Section 2(a)(3) of the Securities Act of 1933).

(2)  This position would be consistent with the Staff’s position in Baker, Fentress & Co., SEC No-Action Letter (Pub. Avail. December 20, 1975) and Heizer Corporation, SEC No-Action Letter (Pub. Avail. August 23, 1982).

Response: The Company has revised the disclosure to clarify that “covenant-lite” loans will generally not have a complete set of financial maintenance covenants.

15.       Comment: On pages 135 of the Prospectus, please note the portion of first lien senior secured debt investments that are comprised of unitranche or “last out” first-lien investments.

Response: The Company has added the disclosure as requested by the Staff.

16.       Comment: On page 187-188 of the Prospectus, please confirm that the language relating to the determination of net asset value in connection with an offering is consistent with the statute.

Response: The Company has revised the disclosure to be consistent with the statute.

Accounting Comments

17.       Comment: Please consider whether the expected discontinuation of LIBOR is a principal risk for the Company.

Response: The Company has included a risk factor relating to the discontinuation of LIBOR on page 44 of the Prospectus and is continually evaluating the effect that the discontinuation of LIBOR may have on its results of operations.  At this time, given the uncertainty around the discontinuation of LIBOR, the Company does not feel that it can more definitively identify the risks that the Company will be subject to in connection with such discontinuation.

18.       Comment: Please confirm that expenses associated with the CLO transaction have been included in the fee table.

Response: The Company hereby confirms that the expenses associated with the CLO transaction have been included in the fee table.  The Company has added a footnote to the fee table to clarify this point.

19.       Comment: Please explain how the Company accounts for offering costs under GAAP.  See, ASC 946-20-25-6 and ASC 946-20-35-5.

Response: In accordance with ASC-946-20-25-6 and ASC 946-20-35-5, offering costs associated with the private placement offering of common shares of the Company are capitalized as deferred offering expenses and are amortized over a twelve-month period from incurrence.

20.       Comment: Please describe the Company’s accounting policy for recognizing income from residual CLO positions including any estimates made for expected maturity. See, ASC 325-40. In addition, please include this policy in the notes to financial statements

Response: The Company respectfully notes that the CLO is consolidated with the Company and therefore, the income recognized from the Company’s residual equity position in the CLO is eliminated.

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Please do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus